

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2021

David Slater
President and Chief Executive Officer
DT Midstream, Inc.
One Energy Plaza
Detroit, Michigan 48226-1279

> **Re: DT Midstream, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form 10-12B**
> **Submitted March 19, 2021**
> **CIK 0001842022**

Dear Mr. Slater:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2021 letter.

Amendment 1 to Draft Registration Statement on Form 1012B

Selected Historical Financial Data
Non-GAAP Financial Information, page 83

1. We note that you identify net income as the GAAP financial measure that is most directly comparable to your non-GAAP financial measures of Adjusted EBITDA and Distributable Cash Flow. Please address the following points.

    • Include a direct reconciliation from net income for each measure and remove the compound reconciliation, between the two non-GAAP measures, considering that adjustments in the second part are not fully independent of those in the first part.

- Since you include the non-GAAP measure "EBTDA from equity method investees" as a reconciling item, it appears that you should also include a separate reconciliation between that measure and the GAAP measure of earnings from equity method investees.

- Explain why the adjustment to deduct net income attributable to non-controlling interests does not effectively duplicate some portion of the other adjustments in your reconciliation, beyond the offsetting adjustment for depreciation and amortization.

- Tell us why the summary tabulations on pages 120 and 123 list net income attributable to DT Midstream, Inc., rather than net income, along with your two non-GAAP measures, if net income is the most directly comparable GAAP measure.

2. We note that in calculating your non-GAAP measure of Distributable Cash Flow, you include an adjustment for "Maintenance capital investment." Please expand your disclosure to explain how you define and determine the amount of this adjustment, and the reasons for the variations, in comparing each period.

Unaudited Pro Forma Consolidated Financial Statements, page 86

3. We understand that you will be providing additional information including pro forma financial statements to address prior comment 6 in a future amendment. We will continue our review of your response to that comment once you have provided the requested information.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 119

4. We note that in response to prior comment five you have included a reconciliation of the total assets for DTE Energy Company's Gas Storage and Pipelines segment to the total assets reported on your balance sheets. Please expand your discussion of Note C on page 121 to describe the "carve-out financial statement adjustments" underlying the $99 million adjustment.

Results of Operations, page 122

5. We note that you provide a three-line tabulation of consolidated financial results on page 120, having two non-GAAP measures and one GAAP measure, with corresponding narratives; and that you begin your discussion of the results of operations for operating segments on page 122 with a four-paragraph overview of your non-GAAP financial measures, followed by a two-line tabulation of segment results, including one GAAP and one non-GAAP measure, which collectively appear to lend greater prominence to the non-GAAP financial measures. Please revise your disclosures as necessary to provide a more balanced presentation.

For example, the summary tabulations for both consolidated and segment results could be more informative and balanced from a GAAP perspective with additional GAAP measures, such as revenues and operating income along with some discussion and analysis; while greater focus on the GAAP measures may be achieved by repositioning the discussion of non-GAAP measures to follow that presentation. Please include non-GAAP labeling for your reconciliations on pages 123 and 125.

6. We note that you report a measure identified as cost of sales which appears to exclude certain costs that would be attributable to cost of sales under GAAP. For example, in your discussion of operation and maintenance expense on pages 124 and 125, you indicate this line item, rather than cost of sales, includes expenses for gathering system operations, storage, labor, outside services, and compression; we also see that you report all depreciation and amortization on a separate line.

Please revise your financial presentation and notes as necessary to clarify your accounting policies with regard to these cost categories and to clarify which costs would be appropriately considered part of cost of sales under GAAP, including the parenthetical labeling guidance in SAB Topic 11:B. Please include some discussion and analysis of these measures on a consolidated basis in MD&A.

You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew C. Elken, Esq.